UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2008
Commission File Number 000-51138
GRAVITY Co., Ltd.
(Translation of registrant’s name into English)
Meritz Tower 14F, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul 135-934 Korea
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity and FOX Licensing & Merchandising Enter into Exclusive Licensing
Agreement for Ice Age Online
SEOUL, SOUTH KOREA — January 14, 2008 — Gravity, Co., Ltd. (NasdaqGM: GRVY, the “Company”) announced today that it has entered into a licensing agreement with 20th Century FOX Licensing & Merchandising for an exclusive seven-year worldwide right to develop and publish “Ice Age Online”, an online game based on FOX’s “Ice Age” motion picture franchise. The game will include elements from both blockbuster films — “Ice Age” and “Ice Age: The Meltdown”.
“We are thrilled to be embarking on this Ice Age project,” commented Mr. Il-Young Ryu, the Chairman and Chief Executive Officer of Gravity. “FOX is one of the world’s most renowned entertainment companies and we’re excited to develop an online game based on one of its leading intellectual properties. It is our aim to produce a great online game that will meet the expectations of all game users and “Ice Age” fans throughout the world. In addition, Gravity has been pursuing detailed discussions with FOX to publish additional online game titles in the future.”
Elie Dekel, Executive Vice President of Licensing and Merchandising for 20th Century FOX Licensing & Merchandising added, “It’s important for us to have a committed online presence for the Ice Age brand. This agreement will ensure that a top-notch Ice Age gaming experience will be available to fans online for years to come.”
“Ice Age Online” is expected to be released in the third quarter of 2009.
About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and distributor of online games. Gravity’s principal product, Ragnarok OnlineTM, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 22 markets. For more information, please visit http://www.gravity.co.kr.
About Twentieth Century FOX Licensing & Merchandising
A recognized industry leader, Twentieth Century FOX Licensing and Merchandising licenses and markets properties worldwide on behalf of Twentieth Century FOX Film Corporation, Twentieth Television and FOX Broadcasting Company, as well as third party lines. The division is aligned with Twentieth Century FOX Television, one of the top suppliers of primetime entertainment programming to the broadcast networks.

Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Jonathan J. Lee
Chief Financial Officer / Investor Relations Officer
Gravity Co., Ltd.
Email: jlee@gravity.co.kr
Telephone: +822-2019-6021
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 01/14/2008	By:	/s/ Jonathan J. Lee
		Name:	Jonathan J. Lee
		Title:	Chief Financial Officer and Investor Relations Officer